SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: September 3, 2013	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Hsinchu, Taiwan, September 3, 2013 – The Taiwan High Court (the “High Court”) today found Mr. S.J Cheng, Chairman and Chief Executive Officer of ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company’’) (Nasdaq: IMOS) was found not guilty in the second instance by of misuse of corporate funds. Mr. Cheng was previously found not guilty by the Taipei District Court on October 1, 2007, which was then appealed on October 22, 2007 by the Taipei District Prosecutor’s Office (the “prosecutor”) to the Taiwan High Court. Today’s final decision is subject to the prosecutor’s appeal to Taiwan’s Supreme Court.

As previously disclosed in the Company’s filings with the U.S. Securities and Exchange Commission, Mr. Cheng was indicted by the prosecutor’s office in December 2005. Based upon information released by the prosecutor, the indictment alleges that Mr. Shih-Jye Cheng, as instructed by Mr. Hung-Chiu Hu, a former director of ChipMOS, purchased repurchase notes in January 2004 from Founder Associates Limited, a British Virgin Islands company affiliated with Mega Securities Co., Ltd. (formerly known as Barits International Securities Co., Ltd.), by using corporate funds from ChipMOS Taiwan and ThaiLin. The indictment further alleged that these repurchase notes were used as a cover to misuse the corporate funds of Mosel, and its affiliated entities, including ChipMOS Taiwan and ThaiLin, in violation of ROC law. In addition, the indictment alleged that Mr. Hu and others were engaged in the insider trading of the securities of Mosel in violation of ROC law, but none of the current officers at ChipMOS Taiwan or ThaiLin was indicted in that regard.

On January 5, 2006, ChipMOS’s Board of Directors established a special committee to evaluate the circumstances surrounding the indictment of Mr. Cheng. The special committee engaged K&L Gates LLP (formerly Kirkpatrick & Lockhart Preston Gates Ellis LLP) as its independent international legal counsel, Baker & McKenzie as its independent ROC legal counsel, and Ernst & Young (formerly Diwan, Ernst & Young) as its financial advisor to assist in its investigation.

On June 28, 2006, the special committee issued its report, including its findings and recommendations. Based upon the results of its investigation, it found that (1) Mr. Shih-Jye Cheng has declared himself not guilty of the charges described in the indictment, (2) Baker & McKenzie, after reviewing the indictment and the prosecutor’s exhibits, has found that the evidence produced by the prosecutor seems to be inadequate and that there is a low probability of the charge of irregular transactions in the indictment being founded, (3) the financial advisor to the special committee has found that we suffered no loss (not taking into account exchange rate factors) and that all monies (capital and interest) were remitted back to our subsidiaries involved, (4) we have suffered no identifiable harm to our reputation or business and (5) Mr. Cheng has not been impaired by the indictment to perform as our chairman and chief executive officer. The special committee recommended that our board maintain Mr. Cheng as our chairman and chief executive officer with full responsibilities and our board unanimously (with Mr. Cheng recused himself) resolved to accept and adopt the special committee’s recommendation with regard to Mr. Cheng. Our board of directors also resolved to continue the role of the special committee for the duration of the ongoing criminal proceeding involving Mr. Cheng to actively monitor any developments of the criminal investigation and take or recommend any appropriate action in light of such developments.